Filed pursuant to Rule 433

Registration Statement No. 333-234713

SVB FINANCIAL GROUP

$750,000,000

750,000 Depositary Shares, Each Representing a 1/100th Interest in a Share of

Series B Non-Cumulative Perpetual Preferred Stock

Liquidation Preference $100,000 Per Share of Preferred Stock (equivalent to $1,000 Per Depositary Share)

Term Sheet

January 26, 2021

The following information relates only to SVB Financial Group’s offering (the “Offering”) of Depositary Shares, each representing a 1/100th interest in a share of its Series B Non-Cumulative Perpetual Preferred Stock and should be read together with the preliminary prospectus supplement dated January 26, 2021 relating to this Offering and the accompanying prospectus dated November 15, 2019 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	SVB Financial Group (the “Issuer”)

Security:	750,000 Depositary Shares (the “Depositary Shares”), Each Representing a 1/100th Interest in a Share of Series B Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”)

Size:	$750,000,000 (750,000 Depositary Shares)

Expected Security Ratings*:	Baa2 (S) / BB (S) (Moody’s / S&P)

Trade Date:	January 26, 2021

Settlement Date:	February 2, 2021 (T + 5)**

Maturity:	Perpetual

Offering Price Per Depositary Share:	$1,000

Aggregate Offering Price:	$750,000,000

Liquidation Preference:	$100,000 per share of Series B Preferred Stock (equivalent to $1,000 per Depositary Share)

First Dividend Reset Date:	February 15, 2031

Dividend Reset Date:	The First Dividend Reset Date and each date falling on the tenth anniversary of the preceding Dividend Reset Date.

Dividend Reset Period:	The period from and including the First Dividend Reset Date to, but excluding, the next following Dividend Reset Date and thereafter each period from and including each Dividend Reset Date to, but excluding, the next following Dividend Reset Date.

Dividend Payment Dates:	If declared, February 15, May 15, August 15 and November 15 of each year, commencing on May 15, 2021.

Dividend Rate (Non-Cumulative):

From the date of original issue to, but excluding the First Dividend Reset Date, 4.100% per annum on the stated amount of $100,000 per Preferred Share (equivalent to $1,000 per Depositary Share).

From, and including, the First Dividend Reset Date, at a rate per annum equal to the ten-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent dividend payment date (as defined in the Preliminary Prospectus) plus 3.064%, on the stated amount of $100,000 per Preferred Share (equivalent to $1,000 per Depositary Share).

Day Count:	30/360

Optional Redemption:	The Series B Preferred Stock (and thus a proportionate number of Depositary Shares) may be redeemed at the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after February 15, 2031 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $100,000 per share of Series B Preferred Stock (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Underwriting Discount:	$12.50 per Depositary Share

Proceeds to Issuer (before expenses):	$740,625,000

CUSIP/ISIN:	78486Q AG6 / US78486QAG64

Joint Book-Running Managers:	Goldman Sachs & Co, LLC BofA Securities, Inc.

Co-Manager:	SVB Leerink LLC
*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Depositary Shares will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the second business day preceding the date of delivery will be required, by virtue of the fact that the Depositary Shares initially will settle in T + 5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade the Depositary Shares prior to the second business day prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Goldman Sachs & Co. LLC at (866) 471-2526 or BofA Securities, Inc. at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.